

October 24, 2008

Ms. Hilda Kouvelis
Chief Financial Officer
TransAtlantic Petroleum Corp.
Suite 1840, 444 – 5th Ave., SW
Calgary, Alberta, Canada T2P 2T8

> **RE: TransAtlantic Petroleum Corp.**
> **Schedule 14A**
> **Filed September 26, 2008**
> **File No. 0-31643**

Dear Ms. Kouvelis:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please revise your proxy statement to unbundle each proposal that is intended to be acted upon. Currently, the acquisition of Longe Energy Limited and the issuance of securities in your private placement are shown as one proposal. See Rule 14a-4(a)(3) and (b)(1). Also ensure that you provide all the disclosure that Note A to Schedule 14A requires. For example, provide the disclosure Item 11 of Schedule 14A requires concerning the common stock to be issued in the transaction.

2.   To help facilitate an understanding of the various parties' affiliations and the structure of the proposed transactions, please include diagrams to show the various parties and the ownership structure and percentages before and after.

3.   Include the disclosure required by Item 6(e) of Schedule 14A. We note the change of control discussed in your Form 8-K filed June 5, 2008.

4.   Also revise the proxy statement to clarify why, despite the disclosure at page 2 of the Form 8-K that Riata and its affiliates own 44.7% of the common stock and that Mr. Mitchell is the "head of Riata," the proxy statement states at page 11 and elsewhere that he beneficially owns only 28.4% of the common stock as of September 23.

5.   Provide the disclosure required by Item 14(c) of Schedule 14A with regard to the registrant. See Item 14 of Form S-4.

6.   Confirm to us that you do not believe that the U.S. federal income tax consequences of the acquisition will be material, or describe any such material consequences in your filing.

Important Notes, page 3

7.   You suggest that "Shareholders should rely only on the information contained in this Information Circular," but you suggest otherwise at pages 7 and 13. Please revise to provide consistent disclosure in that regard.

Glossary of Terms, page 4

8.   Here or at the first place you reference MI-61-101, explain further the reference. For example, make clear when and why the measure was enacted by the Canadian Securities Administrators.

Description of the Longe Acquisition, page 8

9.   Here or later in your document, identify those individuals who negotiated with Longfellow on behalf of the registrant, and state precisely when you entered into the referenced Purchase Agreement.

Independent Fairness Opinion and Valuation, page 40

10.   Clarify whether you determined the amount of consideration to be paid or whether the advisor recommended the amount. See Item 14(b)(6) of Schedule 14A and Item 1015(b)(5) of Regulation M-A.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact John Madison at (202) 551-3296 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: T. Levenberg
        J. Madison

        via facsimile
        Garrett A. DeVries
        (214) 200-0428